Exhibit 99.2
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources”)
RANDGOLD RESOURCES CONTINUES ORGANIC GROWTH IN RESERVES AND RESOURCES
London, 2 April 2009 - Randgold Resources’ latest resource and reserve declaration, published today as part of its 2008 annual report, shows a significant increase year on year in both asset classes through the conversion of Tongon resources into reserves, and the entry of Massawa into the resource category.
At the attributable level, measured, indicated and inferred resources rose from 13.50 million ounces at the end of 2007 to 16.13 million ounces – an increase of 20%. The increases in resources are mainly attributable to the delineation of 3.39 million ounce inferred resource at its 83% owned Massawa project in Senegal. Attributable proved and probable reserves registered a rise of 14% from 7.78 million ounces to 8.87 million ounces, net of depletion of some 380 000 ounces during the year. The increase is primarily related to the conversion of resources to reserves at the Tongon project in Côte d’Ivoire where total probable reserves expanded to +3 million ounces and Randgold Resources’ shareholding in the project increased from 76.5% to 84% during the year. It also reflects an improvement from 4.23 g/t to 4.42 g/t in the proved and probable reserve grade at Loulo, due to the depletion of lower grade in pit reserves and better grade delineation of the underground reserve.
“The strong conversion at Tongon, where we have taken 3.11 million ounces of inferred resources in 2006 to 3.16 million ounces of probable reserve in 2008, epitomises our dedication to rapidly moving projects from early discovery to reserve declaration. The same is planned for Massawa, where we intend to move the project to prefeasibility by the end of 2009, and feasibility by end of 2010. The continuing growth in the company’s reserves and resources provides a solid foundation to beat our forecast of a 50% growth in production by 2011 and beyond,” chief executive Mark Bristow said.
“It is worth noting that the expansion and enhancement of our asset base were entirely generated by exploration and conversion, in line with our commitment to value creation. We used a US$650/oz gold price together with a higher cost profile for our calculations, so this is real growth and not the result of a revaluation on a higher gold price.”
RESOURCE AND RESERVE DECLARATION at 31 December 2008 (abridged)

		Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Attributable
MINE/PROJECT	Category	2008	2008	2008	Gold (Moz)
MINERAL RESOURCES
Loulo					80%
	Measured and Indicated	62.69	4.55	9.18	7.34
	Inferred	24.23	2.86	2.23	1.78
Morila					40%
	Measured and Indicated	20.64	1.75	1.16	0.46
	Inferred	—	—	—	—
Tongon					84%

		Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Attributable
MINE/PROJECT	Category	2008	2008	2008	Gold (Moz)
	Indicated	38.18	2.89	3.55	2.98
	Inferred	10.30	2.65	0.88	0.74
Massawa					83%
	Inferred	36.76	2.87	3.39	2.82
	Total Measured and Indicated	121.51	3.56	13.89	10.79
	Total Inferred	71.30	2.84	6.50	5.34
ORE RESERVES
Loulo					80%
	Proved and Probable	50.59	4.42	7.20	5.76
Morila					40%
	Proved and Probable	20.62	1.72	1.14	0.46
Tongon					84%
	Probable	38.25	2.57	3.16	2.66
	Total Proved and Probable	109.46	3.27	11.51	8.87
Randgold Resources reports its Mineral Resources and Ore Reserves in accordance with the JORC code. The reporting of Ore Reserves is also in accordance with Industry Guide 7. Ore Resources consist of insitu tonnes and grade carried out at US$850/oz optimisations. Ore Reserve pit and underground optimisations are carried out at a gold price of US$650/oz. Dilution and ore loss are incorporated into the calculation of reserves. Addition of individual line items may not sum to sub totals because of the rounding off to two decimal places.

ENQUIRIES:
Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 1534 735 333	+44 20 7557 7738
+44 779 775 2288	+44 779 614 4438	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com
DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila and Loulo, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2007 which was filed with the United States Securities and Exchange Commission (the ‘SEC’) on 25 June 2008 and other filings made with the SEC. Randgold Resources sees no obligation to update information in this release. Cautionary note to US investors; the ‘SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.